Exhibit (h)(3)(A)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

DREXEL HAMILTON MUTUAL FUNDS

This Amended and Restated Expense Limitation Agreement (“Superseding Agreement”), dated as of September 17, 2012, is made and entered into by and between Drexel Hamilton Mutual Funds, a Delaware statutory trust (the “Trust”), on behalf of its series, Drexel Hamilton Centre American Equity Fund (the “American Equity Fund” or the “Fund”), and Drexel Hamilton Investment Partners, LLC (the “Adviser”).

WHEREAS, the Adviser and the Trust, on behalf of the American Equity Fund, are party to an Expense Limitation Agreement dated September 17, 2012, under which the Adviser has agreed to limit the covered operating expenses of the American Equity Fund to an annual rate of 1.25% of the average net assets of the Fund (the “Agreement”); and

WHEREAS, pursuant to its terms, the Agreement is to be superseded by this Superseding Agreement upon the Closing ofthe Reorganization, as such terms are defined in the Agreement and Plan of Reorganization and Termination among the Trust, the American Equity Fund, Ameristock Mutual Fund, Inc. and Ameristock Corporation; and

WHEREAS, the Trust, the American Equity Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the covered operating expenses of the Fund by entering into this Superseding Agreement to maintain the Fund’s expense ratio within the Operating Expense Limit, as defined below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

(a) Applicable Expense Limit. To the extent that the total operating expenses of the American Equity Fund (including (but not limited to) investment advisory fees of the Adviser and distribution/service (Rule 12b-1) fees, but excluding interest, taxes, litigation, brokerage and extraordinary expenses) incurred by the Fund in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section l(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b) Operating Expense Limit. The maximum Operating Expense Limit in any year shall be 1.05% of the average daily net assets of the American Equity Fund.

(c) Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Operating Expenses for the American Equity Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to that Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

Exhibit (h)(3)(A)

(d) Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser with respect to the previous fiscal year shall equal the Excess Amount.

(e) Recapture. If the Adviser so requests, any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Superseding Agreement shall be repaid to the Adviser by the American Equity Fund in the first, second and third fiscal years following the fiscal year in which any such reimbursement or waiver occurs, if the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, do not exceed the expense limitation in effect at the time the waiver or reimbursement is made (or any lower expense limitation or limitations to which the parties may otherwise agree).

2.	Term and Termination of Agreement.

This Superseding Agreement with respect to the American Equity Fund shall become effective upon the Closing of the Reorganization, as such terms are defined in the Agreement and Plan of Reorganization and Termination among the Trust, the American Equity Fund, Ameristock Mutual Fund, Inc. and Ameristock Corporation, and shall continue in effect for a period of two years from such Closing Date (“Termination Date”), and from year to year thereafter, provided that each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Superseding Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Superseding Agreement (“Non-Interested Trustees”). This Superseding Agreement may be terminated by either party hereto, at any time and without payment of penalty, provided that (i) the terminating party provides ninety (90) days prior written notice of such termination to the other party, and (ii) such termination will not be effective before the Termination Date (unless otherwise specifically agreed upon), and provided further, that any termination sought by the Trust must be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust.

3.	Miscellaneous.

(a) Captions. The captions in this Superseding Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Prior Agreements. This Superseding Agreement supersedes any and all prior agreements, negotiations, correspondence, undertakings and communications of the Trust or the Adviser or their respective representatives, oral or written, respecting such subject matter.

(c) Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

Exhibit (h)(3)(A)

(d) Definitions. Any question of interpretation of any term or provision of this Superseding Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the investment advisory agreement between the Trust, on behalf of the American Equity Fund, and the Adviser or the 1940 Act, shall have the same meaning as and be resolved by reference to such investment advisory agreement or the 1940 Act.

Exhibit (h)(3)(A)

IN WITNESS WHEREOF, the parties have caused this Superseding Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

DREXEL HAMILTON MUTUAL FUNDS

/s/ Andrew Bang
By:	Andrew Bang, President

DREXEL HAMILTON INVESTMENT PARTNERS, LLC

/s/ Andrew Bang
By:	Andrew Bang, Managing Director